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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                   Form 20-F   X        Form 40-F
                              ---                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                   Yes                   No  X
                      ---                   ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                   Yes                   No  X
                      ---                   ---


                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                   No  X
                      ---                   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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
ENDESA Makes Announcement (Relevant Fact)

    NEW YORK--(BUSINESS WIRE)--Nov. 16, 2005--In response to the request by the CNMV today, ENDESA (NYSE:ELE) considers that the statements contained in the notice of the interim gross dividend payment announced today are consistent with page 38 of the presentation submitted by ENDESA, S.A. to the CNMV, entitled "ENDESA:
Stronger business, greater value. 9M 2005 results: Accomplishing Commitments". We base our argument on the following:

1. The company's dividend policy is subject to approval at the General Shareholders' Meeting.

2. Yesterday, ENDESA's Board of Directors agreed to pay an interim gross dividend of Euro 0.305 per share.

3. This is consistent with the payment of other interim dividends, fully in line with the company's current ratios and prevailing legislation.

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    For additional information please contact Alvaro Perez de Lema, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA
             North America Investor Relations Office
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: November 16th , 2005       By: /s/ Alvaro Perez de Lema
                                     --------------------------
                                  Name:   Alvaro Perez de Lema
                                  Title:  Manager of North America Investor
                                          Relations